-----------------------                         ------------------------
CUSIP NO. 876067-10-9                             Page 1 of 9 Pages
-----------------------                         ------------------------



                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                           SCHEDULE 13D


             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. __)*


                    TAPPAN ZEE FINANCIAL, INC.
-------------------------------------------------------------------
                         (NAME OF ISSUER)


              COMMON STOCK, PAR VALUE $0.01 PER SHARE
-------------------------------------------------------------------
                  (TITLE OF CLASS OF SECURITIES)


                            876067-10-9
-------------------------------------------------------------------
                          (CUSIP NUMBER)


                      Daniel P. Weitzel, Esq.
                    Fiorello J. Vicencio, Esq.
               Elias, Matz, Tiernan & Herrick L.L.P.
                       734 15th Street, N.W.
                      Washington, D.C.  20005
                          (202) 347-0300
-------------------------------------------------------------------
       (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
              TO RECEIVE NOTICES AND COMMUNICATIONS)

                           March 6, 1998
-------------------------------------------------------------------
      (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

-----------------------                         ------------------------
CUSIP NO. 876067-10-9                             Page 2 of 9 Pages
-----------------------                         ------------------------


-------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       U.S.B. HOLDING CO., INC.
       IRS IDENTIFICATION NO. 36-3197969
-------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
-------------------------------------------------------------------------------
3.     SEC USE ONLY
-------------------------------------------------------------------------------
4.     SOURCE OF FUNDS

       WC, AF
-------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(d) or 2(e)
       [ ]

       Not Applicable
-------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       STATE OF DELAWARE
-------------------------------------------------------------------------------
7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

       294,234
-------------------------------------------------------------------------------
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER
       -0-
-------------------------------------------------------------------------------
9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

       294,234
-------------------------------------------------------------------------------
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER
       -0-
-------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       294,234
-------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
-------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       19.9%
-------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON
       CO
-------------------------------------------------------------------------------

-----------------------                         ------------------------
CUSIP NO. 876067-10-9                             Page 3 of 9 Pages
-----------------------                         ------------------------


ITEM 1.  SECURITY AND ISSUER

      This Schedule 13D relates to the shares of common stock, par value $0.01 per share ("Common Stock"), of Tappan Zee Financial, Inc., a company organized under the laws of the State of Delaware (the "Issuer"). The address of the Issuer's principal executive office is 75 North Broadway, Tarrytown, New York 10591.

ITEM 2.  IDENTITY AND BACKGROUND

      (a), (b) and (c). This Schedule 13D is filed by U.S.B. Holding Co., Inc. ("USB"), a corporation incorporated under the laws of the State of Delaware. USB is a holding company that owns all of the outstanding capital stock of Union State Bank, a New York chartered commercial bank. The principal executive offices of USB and Union State Bank are located at 100 Dutch Hill Road, Orangeburg, New York 10962.

      The name, business address and principal occupation or employment (including the name, principal business and address of any corporation or organization in which such employment is conducted) of each executive officer, director and controlling person of USB are as follows:

                                                            Present Principal
                                                                Occupation
           Name                  Business Address              or Employment
------------------------    ------------------------    ------------------------
Thomas E. Hales             U.S.B. Holding Co., Inc.    Chairman of the Board,
                            100 Dutch Hill Road         President and Chief
                            Orangeburg, NY  10962       Executive Officer of USB
                                                        and Union State Bank

Raymond J. Crotty           U.S.B. Holding Co., Inc.    Senior Executive Vice
                            100 Dutch Hill Road         President and Chief
                            Orangeburg, NY  10962       Credit Officer of USB and
                                                        Union State Bank

Michael H. Fury             Fury and Kennedy            Partner, Fury & Kennedy
                            5 East Central Avenue       Attorneys at Law
                            Peal River, New York 10965

Herbert Peckman             Peckman's Liquor Store      Proprietor, Peckman's
                            9 North William Street      Liquor Store
                            Peal River, New York 10965

Howard V. Ruderman          6 Aspen Court               Retired
                            Pomona, New York 10970

-----------------------                         ------------------------
CUSIP NO. 876067-10-9                             Page 4 of 9 Pages
-----------------------                         ------------------------


                                                            Present Principal
                                                                Occupation
           Name                  Business Address              or Employment
------------------------    ------------------------    ------------------------
Fred F. Graziano            36 College Avenue           Licensed physician in the
                            Nanuet, New York 10954      State of New York

Kenneth J. Torsoe           Torsoe Brothers             President, Torsoe Brothers
                            Construction Corp.          Construction Corp.
                            Normandy Village
                            Nanuet, New York 10954

Steven T. Sabatini          U.S.B. Holding Co., Inc.    Senior Executive Vice
                            100 Dutch Hill Road         President and Chief
                            Orangeburg, NY 10962        Financial Officer of USB
                                                        and Union State Bank

Robert F. Picarelli         U.S.B. Holding Co., Inc.    Senior Executive Vice
                            100 Dutch Hill Road         President of USB and
                            Orangeburg, NY 10962        Union State Bank



      (d) and (e). Neither USB nor any person identified in Item 2(a), (b) and
(c) hereof has ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of any judicial or administrative body which resulted in a judgment, decree or final order against USB or such person enjoining USB or him against future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f). Each natural person identified in Item 2(a), (b) and (c) is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The source of funds to be used by USB in making a purchase of shares of Common Stock, upon exercise of the Option (defined in Item 4 hereof), if and to the extent the Option is exercised, will be either cash on hand at USB, dividends from Union State Bank, a loan from an unaffiliated bank or other financial service company, or other borrowings. USB has not made, as of the date hereof, any definite plans or arrangements regarding the source of such funds.

      Assuming the number of shares of Common Stock outstanding remains unchanged from the number issued and outstanding on March 6, 1998 (i.e., 1,478,062 shares), the exercise of the Option in full, at an Option Price (defined in Item 4 hereof) of $18.50 per share, will result in the purchase of 294,134 shares for an aggregate purchase price of $5,441,479.

-----------------------                         ------------------------
CUSIP NO. 876067-10-9                             Page 5 of 9 Pages
-----------------------                         ------------------------


ITEM 4.  PURPOSE OF TRANSACTION

      On March 6, 1998, USB and the Issuer entered into a Stock Option Agreement (the "Stock Option Agreement") in which the Issuer granted to USB the option (the "Option") to purchase, under certain circumstances described in this Item 4, up to 294,134 shares of Common Stock at an exercise price per share (the "Option Price") equal to $18.50, subject to adjustment as set forth in the Stock Option Agreement. The Option was granted in connection with the execution by USB and the Issuer of a definitive Agreement and Plan of Merger dated March 6, 1998 (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 2.0 and incorporated by reference herein. The Merger Agreement provides for USB's acquisition of the Issuer through the merger of the Issuer with and into USB (the "Merger"). Upon consummation of the Merger, the registration of the Issuer's Common Stock under Section 12(g) of the Securities Exchange Act of 1934 will be terminated.

      USB required the Issuer to grant the Option as a condition to USB entering into the Merger Agreement for the purpose of (i) providing some measure of compensation to USB for loss of the benefits expected from the Merger and/or loss of the opportunity to explore other transactions while the Merger is pending, in the event that a third party acquires control of the Issuer and (ii) increasing the likelihood that the Merger will be completed.

      Provided that (i) USB shall not be, on the date of exercise, in material breach of the agreements or covenants contained in the Merger Agreement or the Stock Option Agreement, and (ii) no preliminary or permanent injunction or other order against the delivery of shares covered by the Option issued by any court of competent jurisdiction in the United States shall be in effect on the date of exercise, upon or after the occurrence of a Purchase Event (as such term is hereinafter defined) USB may exercise the Option, in whole or in part, at any time and from time to time; provided that the Option shall terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Time of the Merger, as provided in the Merger Agreement, (B) termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (as such term is hereinafter defined), other than a termination of the Merger Agreement by USB pursuant to
Section 7.1(b) thereof (a "Default Termination"), (C) 12 months after the termination of the Merger Agreement by USB pursuant to a Default Termination, and (D) 12 months after termination of the Merger Agreement (other than pursuant to a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event; and provided, further, that any purchase of shares upon exercise of the Option shall be subject to compliance with applicable securities and banking laws, including without limitation the Bank Holding Company Act of 1956, as amended (the "BHCA"), and the Home Owners' Loan Act, as amended ("HOLA").

-----------------------                         ------------------------
CUSIP NO. 876067-10-9                             Page 6 of 9 Pages
-----------------------                         ------------------------


      The term "Purchase Event" means the occurrence of any of the following events:

            (i) Without USB's prior written consent, Issuer shall have authorized, recommended or publicly-proposed, or publicly announced an intention to authorize, recommend or propose, or entered into an agreement with any person (other than USB or any subsidiary of USB) to effect (A) a merger, consolidation or similar transaction involving Issuer or any of its subsidiaries, (B) the disposition, by sale, lease, exchange or otherwise, of assets of Issuer or any of its subsidiaries representing in either case 25% or more of the consolidated assets of Issuer and its subsidiaries, or (C) the issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 20% or more of the voting power of Issuer or any of its subsidiaries (any of the foregoing an "Acquisition Transaction"); or

            (ii) any person (other than USB or any subsidiary of USB) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended ("Exchange Act")) of or the right to acquire beneficial ownership of, or any "group" (as such term is defined in Section 13(d)(3) of the Exchange
      Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the then outstanding shares of Issuer Common Stock.

      The term "Preliminary Purchase Event" means the occurrence of any of the following events:

            (i) any person (other than USB or any subsidiary of USB) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act), or shall have filed a registration statement under the Securities Act of 1933, as amended ("Securities Act"), with respect to, a tender offer or exchange offer to purchase any shares of Issuer Common Stock such that, upon consummation of such offer, such person would own or control 15% or more of the then outstanding shares of Issuer Common Stock (such an offer being referred to herein as a "Tender Offer" and an "Exchange Offer," respectively); or

            (ii) (A) the holders of Issuer Common Stock shall not have approved the Merger Agreement at the meeting of such stockholders held for the purpose of voting on the Merger Agreement, (B) such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement or (C) Issuer's Board of Directors shall have withdrawn or modified in a manner adverse to USB the recommendation of Issuer's Board of Directors with respect to the Merger Agreement, in each case after it shall have been publicly announced that any person (other than USB or any subsidiary of USB) shall have (x) made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction, (y) commenced a Tender Offer or

-----------------------                         ------------------------
CUSIP NO. 876067-10-9                             Page 7 of 9 Pages
-----------------------                         ------------------------


      filed a registration statement under the Securities Act with respect to an Exchange Offer, or (z) filed an application (or given notice), whether in draft or final form, under the BHCA, the HOLA, the Bank Merger Act, as amended, or the Change in Bank Control Act of 1978, as amended, for approval to engage in an Acquisition Transaction; or


            (iii) Issuer shall have breached any representation, warranty, covenant or obligation contained in the Merger Agreement and such breach would entitle USB to terminate the Merger Agreement under Section 7.1(b) thereof (without regard to the cure period provided for therein unless such cure is promptly effected without jeopardizing consummation of the Merger pursuant to the terms of the Merger Agreement) after (x) a bona fide proposal is made by any person (other than USB or any subsidiary of USB) to Issuer or its stockholders to engage in an Acquisition Transaction, (y) any person (other than USB or any subsidiary of USB) states its intention to Issuer or its stockholders to make a proposal to engage in an Acquisition Transaction if the Merger Agreement terminates or
      (z) any person (other than USB or any subsidiary of USB) shall have filed an application or notice with any Governmental Entity to engage in an Acquisition Transaction.

      The Stock Option Agreement provides that USB may require, under certain circumstances, the Issuer to repurchase the Option and all shares of common stock of the Issuer purchased by USB pursuant to the Option on the terms and conditions set forth in the Stock Option Agreement.

      The Stock Option Agreement provides that it will terminate upon completion of the transactions contemplated by the Merger Agreement.

      The foregoing description of the Stock Option Agreement does not purport to be complete and is qualified in its entirety by the text of such Stock Option Agreement which is incorporated herein by reference and attached hereto as
Exhibit 10.1.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a). Based on 1,478,062 shares of the Issuer's Common Stock outstanding on March 6, 1998, USB may be deemed the beneficial owner, in the aggregate, of 294,234 shares of Common Stock, 294,134 being shares which, though presently unissued, are issuable in accordance with the terms and conditions of the Option. These 294,134 shares would represent approximately 19.9% of shares of the Issuer's Common Stock outstanding upon issuance, assuming that no other shares are issued by the Issuer, including shares issuable upon exercise of options outstanding for the Issuer's Common Stock. No other person identified in Item 2(a), (b) or (c) hereof is the beneficial owner of any shares of Common Stock of the Issuer.

-----------------------                         ------------------------
CUSIP NO. 876067-10-9                             Page 8 of 9 Pages
-----------------------                         ------------------------


      (b). USB will have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of any shares of Common Stock that USB may acquire upon exercise of the Option.

      (c). There were no transactions in the Common Stock of the Issuer effected by USB or by any person identified in Item 2(a), (b) or (c) hereof during the sixty days preceding the date of this Schedule 13D.

      (d). No person other than USB has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock of the Issuer that may be deemed beneficially owned by USB on account of the Option.

      (e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except for the Merger Agreement, the Stock Option Agreement and the Affiliate Agreement described below, neither USB nor any person identified in
Item 2(a), (b) or (c) hereof is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

      In connection with the Merger Agreement, the directors and executive officers of the Issuer (Martin Levy, Stephen C. Byelick, John T. Cooney, Gerald
L. Logan, Harry G. Murphy, Kevin J. Plunkett and Paul R. Wheatley) entered into an affiliate agreement (the "Affiliate Agreement") with USB pursuant to which each such person agreed in his personal capacity to vote the shares of Common Stock beneficially owned by him in favor of the Merger Agreement at the meeting of the Issuer's shareholders called for the purpose of considering the same, to not transfer such shares of Common Stock or shares of USB Common Stock acquired upon consummation of the Merger or otherwise during specified periods, and not to enter into any transactions with respect to any shares of USB Common Stock during specified periods. The Affiliate Agreement is attached hereto as Exhibit
10.2 and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      2.0 Agreement and Plan of Merger, dated March 6, 1998, between U.S.B. Holding Co., Inc. and Tappan Zee Financial, Inc.

-----------------------                         ------------------------
CUSIP NO. 876067-10-9                             Page 9 of 9 Pages
-----------------------                         ------------------------

      10.1 Stock Option Agreement, dated March 6, 1998, between U.S.B. Holding Co., Inc. and Tappan Zee Financial, Inc.

      10.2 Tappan Zee Financial, Inc. Affiliate Agreement, dated March 6, 1998, between the directors and executive officers of Tappan Zee Financial, Inc. and U.S.B. Holding Co., Inc.


                                   SIGNATURES




      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.


U.S.B. HOLDING CO., INC.



By: /s/ Steven T. Sabatini
    --------------------------
    Steven T. Sabatini
    Senior Executive Vice President
     and Chief Financial Officer


Date:   March 16, 1998